UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

HAGERTY, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

405166109
(CUSIP Number)

Stephen M. McManus
State Farm Mutual Automobile Insurance Company
One State Farm Plaza
Bloomington, IL 61710
(309) 766-1311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D
CUSIP No: 405166109		Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS
State Farm Mutual Automobile Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
59,000,000(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
59,000,000(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

(1)  Includes 9,000,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exercise of Warrants (as defined in the Original 13D).

(2)  Percentage based on the sum of (i) 83,202,969 shares of Class A Common Stock outstanding as of October 21, 2022 pursuant to the Company’s Form 10-Q for the quarterly period ended September 30, 2022 and (ii) 9,000,000 shares of Class A Common Stock issuable upon exercise of warrants held by the Reporting Person which have been added to the total Class A Common Stock shares outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. The percentage does not give effect to the issuance of shares of Class A Common Stock issuable upon exercise or conversion of warrants, options or shares of the Company’s Class V Common Stock held by other parties.  Notwithstanding the percentage reported herein, based on the aggregate total of Class A and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 2.3% of the voting power of the Company.

SCHEDULE 13D
CUSIP No: 405166109		Page 3 of 4 Pages
Explanatory Note: This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed by State Farm Mutual Automobile Insurance Company (“State Farm” or “Reporting Person”) on December 10, 2021 (the “Original 13D”).  This Amendment No. 1 is being filed solely to supersede the Schedule 13G that was inadvertently filed by the Reporting Person on January 31, 2023.  Since the date of the Original 13D, there has not been any material change in the facts set forth in the Original 13D and the Reporting Person has not acquired or disposed of beneficial ownership of securities of the Issuer. As reported on the cover page to this Amendment No. 1, the Reporting Person’s beneficial ownership percentage has decreased since the date of the Original 13D solely as a result of a change in the total number of outstanding shares of the Issuer.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original 13D.

SCHEDULE 13D
CUSIP No: 405166109		Page 4 of 4 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023

State Farm Mutual Automobile Insurance Company

	By:	/s/ Jon C. Farney
Jon C. Farney, Senior Vice President,
Treasurer and Chief Financial Officer